Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-185947 and 333-194112 on Form S-8 and Registration Statement No. 333-195997 on Form S-3 of our report dated March 1, 2017 (March 1, 2018 as to the change in accounting as described in Note 1), relating to the 2016 consolidated financial statements (with the retrospective adjustments) of Altisource Asset Management Corporation and subsidiaries (the “Company”) which report expressed an unqualified opinion and included explanatory paragraphs related to the significance of the revenue generated from Front Yard Residential Corporation, a related party and the change in accounting as described in Note 1, appearing in this Annual Report on Form 10-K of the Company for the year ended December 31, 2018.

/s/ DELOITTE & TOUCHE LLP
Atlanta, Georgia
February 27, 2019